Exhibit 4.9

Canberra Financial Services II, Inc.
7865 Vallagio La.
Unit 411
Denver, Colorado, 80112
(954) 401-2888

February 8, 2008

NuState Energy, Inc. formerly Fittipaldi Logistics Inc.
ATTN: Frank Reilly, Chief Executive Officer
902 Clint Moore Road, Suite 204
Boca Raton, FL 33487

Dear Mr. Reilly:

This is to inform you that State Petroleum Distributors, Inc. has assigned its Promissory Note (the “Note”) executed on September 27, 2007 by Fittipaldi Logistics, Inc. (“Fittipaldi”) in the amount of $100,000 and its two payments made in October 2007 to Fittipaldi totaling $40,000, to Canberra Financial Services II, Inc. (“Canberra”), pursuant to an Assignment Agreement dated February 8, 2008, attached.

We hereby acknowledge that the Note is not due until September 27, 2008 and that we have agreed that $25,000 of the $40,000, as assigned to Canberra, will be added to the Note with interest accruing at the same rate as the Note (8%), interest being accrued on the $25,000 commencing January 1, 2008 and the $25,000 principal and accrued interest being due also on September 27, 2008. The $15,000 we acknowledge was used for equipment purchases and if such equipment is returned to NuState Energy, Inc. (“NuState”) then Canberra will receive a credit or additional payment to Canberra. If the equipment is not returned to NuState the $15,000 will not be repaid by NuState or be an obligation of NuState.

Please sign below as confirmation that you have been notified of this assignment and acknowledge the terms above, and fax this acknowledgment back to me in care of Milton Barbarosh at (561) 361-1867. For purposes of this acknowledgment a facsimile copy or email PDF will be treated as an original.

Very truly yours,
CANBERRA FINANCIAL SERVICES II, INC.

/s/ Harry Gelbard
Harry Gelbard,
President

I hereby confirm receipt and acknowledge the terms above and this assignment notification.

/s/ Frank Reilly
Frank Reilly, CEO
NuState Energy, Inc.